Syneron Launches High Power VelaShape(TM) for Faster Cellulite Treatment and Circumferential Reduction

New VelaShape(TM) Receives FDA clearance

YOKNEAM, ISRAEL--(Marketwire - August 23, 2007) - Syneron™ Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today introduces the VelaShape™. VelaShape is the newest addition to Syneron's Vela™ platform of non-invasive devices for body treatment. The VelaShape device has received US Food and Drug Administration (FDA) 510(k) pre-marketing clearance for the temporary reduction of the appearance of cellulite, as well as temporary reduction of thigh circumference.

The VelaShape addresses the needs of the rapidly growing body shaping and body contouring market by providing fast, visible results, in as few as four office visits. The higher power of the VelaShape enables much quicker results in both cellulite and circumferential reduction applications. With four treatments each spaced one week apart, patients will be able to see thinner thighs and improved skin texture within a 30-day period.

"With fewer treatments and faster results, my patients are delighted at the ability to achieve thinner thighs in 30 days," stated Dr. Vince Afsahi, a Newport Beach, California dermatologist leading the VelaShape introduction in the US.

"In the VelaShape clinical trial conducted by our center, patients achieved visible reductions in the circumference of the treated areas as well as improvement in skin tone, texture and tightness after only four 15- to 30-minute treatments," stated principal investigator Dr. Tess Mauricio of Scripps Ranch Dermatology and Cosmetic Center in San Diego.

According to Plastic Surgeon Dr. Steve Mulholland of SpaMedica® Infinite Vitality Clinics, "In my practice VelaShape is the perfect complement to any of my body sculpting procedures. For example, I use it effectively in smoothing and tightening treatment areas for patients post liposuction."

"The VelaShape device will further cement Syneron's leadership positioning in the body contouring market," said Doron Gerstel, CEO of Syneron. "The development of this device was based on our physicians' demands for body shaping devices. We are proud to offer the fastest and most effective non-surgical solutions for achieving cellulite improvement and circumferential reduction."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, Vela, VelaSmooth, and VelaShape are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Contact:
Judith Kleinman
VP Investor Relations
Syneron Medical
+972 73 244 2200
ir@syneron.com

Elin Spahr
Airfoil Public Relations for Syneron Medical:
248-304-1412
spahr@airfoilpr.com